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    As filed with the Securities and Exchange Commission on October 12, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                     The Latin America Investment Fund, Inc.
                       (Name of Subject Company (issuer))

                     The Latin America Investment Fund, Inc.
                 (Names of Filing Persons (offerer and issuer))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   518279-10-4
                      (CUSIP Number of Class of Securities)

                                Hal Liebes, Esq.
                              Senior Vice President
                     The Latin America Investment Fund, Inc.
                              466 Lexington Avenue
                                   16th Floor
                            New York, New York 10017
                                 (212) 875-3500
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099

                            Calculation of Filing Fee

================================================================================
Transaction Valuation                                       Amount of Filing Fee
--------------------------------------------------------------------------------
$55,408,377(a).............................................     $11,082(b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 3,125,120 shares in the offer, based upon a price per share of $17.73, which represents 95% of the net asset value per share at September 5, 2000.



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(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $11,082
     Form or Registration No. Schedule TO
     Filing Party: The Latin America Investment Fund, Inc.
     Date Filed: September 8, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================



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     This Amendment No. 2 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by The Latin America Investment Fund, Inc., a Maryland corporation (the "Fund"), on September 8, 2000, as amended by Amendment No. 1 filed by the Fund on September 18, 2000 (the "Schedule TO"), relating to the offer by the Fund to purchase for cash up to 3,125,120 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO.

     The items required to be disclosed in the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     On October 11, 2000, the Fund issued a press release announcing the extension of the period of time during which the Offer will remain open to 5:00 p.m., Eastern time, on Monday, October 30, 2000. The full text of the Fund's press release is attached as Exhibit (a)(9) hereto and incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(9) Text of press release issued by the Fund on October 11, 2000.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE LATIN AMERICA INVESTMENT FUND, INC.

                                        By: /s/ Hal Liebes, Esq.
                                            ------------------------------
                                        Name:  Hal Liebes, Esq.
                                        Title: Senior Vice President

Dated: October 11, 2000



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                                  EXHIBIT INDEX

     (a)(9) Text of press release issued by the Fund on October 11, 2000.